Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com
PRESS RELEASE

DENISON REPORTS RESULTS FROM 2017 AND OUTLOOK FOR 2018

Toronto, ON – March 8, 2018. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the year ended December 31, 2017. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, "2017 was a volatile year for the uranium market.  While the spot price of uranium benefited from upward momentum on multiple occasions during the year, that momentum was not sustained long enough for a meaningful change to the low price environment that saw the market reach 12 and 13 year lows in late 2016.  Despite these disappointing market trends, Denison managed to have another productive year as we continue to focus on our strategy of positioning the Company for the future and a return to a much higher uranium price.  Much of the work completed by our team in 2017 was in preparation for an updated resource estimate for the Wheeler River project, which we announced in early 2018, and associated advancements ahead of the planned completion of a PFS in 2018.  With an 88% increase in our estimated indicated mineral resources at Wheeler River, we feel confident that the project has the ability to become the next producing uranium mine in the Athabasca Basin region. We also strengthened our balance sheet in early 2017, raising CAD$63.5M in gross proceeds, with minimal dilution to our shareholders, providing us with the financial flexibility to advance Wheeler River.

2018 is poised to be a very interesting year for Denison and the uranium market. Our project development team has its sights set on delivering a positive PFS for Wheeler River, while our exploration team has changed its focus, from the last two years of delineation drilling at Wheeler River, to once again concentrate on the considerable discovery potential at Wheeler River and our high-priority pipeline projects. From an industry perspective, we will be watching to see how the market digests (a) the significance of Cameco’s shut-down of the world’s largest and highest grade uranium mining operation (the McArthur River mine), and (b) the potential for an extended shutdown of McArthur River in the absence of a significant increase in the long term uranium price.”

PERFORMANCE HIGHLIGHTS

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Completed a highly successful 2017 exploration and definition drilling program at Wheeler River

During 2017, Denison completed a total of 43,956 metres of drilling in 90 holes at Wheeler River, with work focused at or near the Gryphon deposit, during the summer and the winter drilling programs. To reduce drilling meterage, 77 of the 90 holes were completed as subsurface ‘daughter’ holes, which were drilled as off-cuts from surface ‘parent’ holes, and a directional drilling method was employed to ensure drilling accuracy. Highlights from the 2017 drilling program included:

Expansion of mineralization ahead of the updated Gryphon deposit mineral resource estimate

During 2017, Gryphon mineralization was expanded in numerous areas by infill and step-out drilling on an approximate 25 x 25 meter spacing, including: 1) expansion of high-grade mineralization within the D series lenses; 2) discovery and expansion of the E series lenses both at the unconformity and within the upper basement; and 3) expansion of the A and B series lenses both up-dip and down dip.

Completion of the definition drilling program at the Gryphon Deposit

In the fourth quarter of 2017, the Company successfully completed the definition drilling program on the Gryphon deposit’s A, B and C series mineralized lenses, with the objective of increasing the confidence of the previously estimated mineral resources from an inferred to indicated level. The definition drilling program, which commenced in the summer of 2016, included a total of 42 infill and delineation drill holes to complete an approximate 25 x 25 metre drill spacing.

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Completed an updated mineral resource estimate for Wheeler River’s Gryphon Deposit

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit, which included, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for the Wheeler River project increased by 88% to 132.1 million pounds U3O8, which will be used to support the Pre-Feasibility Study (‘PFS’), initiated for the project in July 2016, and expected to be completed during 2018. Following the update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin.

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Discovered the high-grade, basement-hosted, Huskie Zone on the Waterbury Lake property

During the summer 2017 drilling program at Waterbury Lake, Denison discovered high-grade, basement-hosted mineralization located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit. The summer program included nine drill holes totaling 3,722 metres. Of the eight drill holes designed to test for basement-hosted mineralization, seven holes intersected significant mineralization, including 9.1% U3O8 over 3.7 metres (drill hole WAT17-446A), 1.7% U3O8 over 7.5 metres (drill hole WAT17-449) and 1.5% U3O8 over 4.5 metres (drill hole WAT17-450A). The Huskie zone has been defined over a strike length of 100 metres (the extent of the 2017 drilling) and remains open in all directions.

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Increased Ownership of Wheeler River Project to 63.3%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture (‘WRJV’) that will result in an increase in Denison's ownership of the Wheeler River project by up to approximately 66% by the end of 2018. Under this agreement, Denison is funding 50% of Cameco Corp.’s (‘Cameco’) ordinary share (30%) of joint venture expenses in 2017 and 2018. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project, based on spending on the project during 2017, from 60% to 63.3% in accordance with this agreement.

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Closed non-dilutive financing for CAD$43.5 million to fund future project development activities

In the first quarter of 2017, Denison announced and closed a financing arrangement for gross proceeds of CAD$43.5 million, which has the effect of monetizing Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of ore from the Cigar Lake mine through the combination of a limited recourse loan and a streaming arrangement. Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (‘MLJV’), but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River towards the completion of a Feasibility Study and ultimately project financing.

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Obtained financing for the Company’s 2018 Canadian exploration activities

In March 2017, the Company completed a private placement of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,200,290). The financing included (1) a ‘Common Share’ offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a ‘Tranche A Flow Through’ offering of 8,482,000 flow through shares at a price of CAD$1.12 per share for gross proceeds of $9,499,840; and (3) A ‘Tranche B Flow Through’ offering of 4,065,000 flow through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds from the flow through tranches of the financing will be used to fund Canadian exploration activities through to the end of 2018.

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Denison Environmental Services (‘DES’) renewed its cornerstone environmental services contract

In July 2017, DES entered into a new two-year services agreement with Rio Algom Limited, a subsidiary of BHP Billiton Limited for the management and operation of nine decommissioned mine sites in Ontario and Quebec.

ABOUT DENISON

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 351,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (MLJV), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 64.22% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (UPC), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (U3O8) and uranium hexafluoride (UF6).

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2017	Year Ended December 31, 2016

Results from Continuing Operations:
Total revenues	$11,085	$13,833
Exploration and evaluation	$(12,834)	$(11,196)
Impairment of property, plant & equipment	$246	$(2,320)
Net loss	$(14,087)	$(11,699)
Basic and diluted loss per share	$(0.03)	$(0.02)
Results from Discontinued Operations:
Net loss	$(81)	$(5,644)
Basic and diluted loss per share	$0.0	$(0.01)

(in thousands)	As at December 31, 2017	As at December 31, 2016

Financial Position:
Cash and cash equivalents	$2,898	$11,838
Investments in debt instruments (GICs)	$30,136	$-
Cash, cash equivalents and GIC’s	$33,034	$11,838

Working capital	$29,140	$9,853
Property, plant and equipment	$198,480	$187,982
Total assets	$260,068	$217,423
Total long-term liabilities	$65,121	$37,452

RESULTS OF CONTINUING OPERATIONS

Revenues

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Transaction’) under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Transaction represents a contractual obligation of Denison to forward to APG any cash proceeds of toll milling revenue earned by the Company after July 1, 2016 related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment has been accounted for as deferred revenue.

During 2017, the McClean Lake mill continued to process ore received from the Cigar Lake mine and packaged approximately 18.0 million pounds U3O8 from the mine. In 2017, the Company recognized total toll milling revenue of $2,558,000. The Company’s share of toll milling revenue for January 2017 of $444,000, prior to the closing of the APG Transaction, was recognized as toll milling revenue in the first quarter of 2017. Following the closing of the APG Transaction, CAD$4,770,000 in toll milling cash receipts were received from the MLJV, and the Company recognized toll milling revenue from the draw-down of deferred revenue of $2,114,000.

Revenue from DES division was $7,130,000 and revenue from the Company’s management contract with UPC was $1,397,000 during 2017.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as adjustments to the estimates of future reclamation costs in relation to the companies mining properties. Operating expenses during 2017 were $4,088,000, including $2,989,000 of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV.

Operating expenses at DES during 2017 totaled $6,357,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients, and includes labour and other costs.

Exploration and evaluation

During 2017, the Company continued to focus on its significant portfolio of projects in the eastern portion of the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2017 was $12,834,000. The Company’s Athabasca land package increased during the fourth quarter from 346,761 hectares (244 claims) to 351,365 hectares (267 claims) owing to selective staking contiguous with, or proximal to, Denison’s existing claims.

Wheeler River

 Project Highlights:

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Largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018 Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8).

With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8, which will be used to support the PFS.

With the updated mineral resource estimate for the property’s Gryphon deposit, the Wheeler River project retains and improves its position as the largest undeveloped high-grade uranium project in the eastern portion of the Athabasca Basin region, in northern Saskatchewan.

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Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

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Positive preliminary project economics

On April 4, 2016, Denison announced the results of its PEA for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA was based on the resources estimated at the Gryphon deposit in November 2015, and returned a base case pre-tax Internal Rate of Return (‘IRR’) of 20.4% based on the then current long term contract price of uranium ($44.00 per pound U3O8). Denison's share of initial capital expenditures (‘CAPEX’) in the PEA was estimated to be CAD$336M (CAD$560M on 100% ownership basis) based on its 60% ownership interest at that time. The PEA is preliminary in nature, was based on Inferred Mineral Resources that are considered at the time to be too speculative geologically to have the economic considerations applied to them to allow them to be categorized as mineral reserves, and there is no certainty that the results from the PEA will be realized. The results of the updated estimate of Indicated Mineral Resources for the project of 132.1 million pounds U3O8, have not been included in the PEA, but will be used to support the PFS.

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Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3% in accordance with this agreement.

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Significant potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include: (1) Along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) Down plunge of the A and B series lenses; (3) Along strike to the northeast and southwest of the D series lenses; and (4) Within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors, which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Exploration Program:

Denison’s share of exploration costs at Wheeler River amounted to $7,240,000 during the winter and summer 2017 diamond drilling programs for a total of 43,956 metres in 90 drill holes (refer Denison’s press releases dated May 26, 2017 and November 27, 2017).

Highlight results for the 2017 drilling program include:

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Continued expansion of high-grade within the D series lenses;
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Discovery and extension of the E series lenses;
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Continued expansion of the A and B series lenses; and
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Completion of the definition drilling program.

Evaluation Program:

During 2017, Denison’s share of evaluation costs at Wheeler River amounted to $1,737,000, which related to work on a PFS and environmental activities.

PFS Activities highlights include:

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Engineering activities

o
Ongoing engineering data collections;
o
Further metallurgical test program;
o
Assessment of Phoenix alternate mining methods; and
o
Other engineering activities.

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Sustainability Activities

o
Community consultation and engagement process; and
o
Completed the collection of a full year of environmental baseline data.

Exploration Pipeline Properties

During 2017, the Company managed or participated in five other exploration drilling programs (three operated by Denison) on the Company’s pipeline properties.

At Waterbury Lake (Denison 64.22% interest and operator), Denison discovered high-grade, basement-hosted mineralization, located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit. The new zone of mineralization has been named the ‘Huskie’ zone. The mineralized zone occurs between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measures approximately 100 metres along strike (the extent of the 2017 drilling), up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected. Assay results for the summer 2017 drilling program were reported in Denison’s press release dated October 11, 2017.

General and administrative expenses

Total general and administrative expenses were $5,858,000 during 2017. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States, as well as non-recurring project costs associated with the APG transaction.

Other income and expenses

During 2017, the Company recognized a gain of $2,210,000 in other income. The gain is predominantly due to net gains on investments carried at fair value of $1,891,000, as well as a gain of $679,000 recorded in the first quarter of 2017 related to the extinguishment of the toll milling contract liability related to the Cigar Lake toll milling arrangement, offset by letter of credit fees of $317,000.

Equity share of income from associates

During 2017, the Company recognized a loss of $489,000 from its equity share of its associate GoviEx Uranium Inc. (‘GoviEx’). The loss in 2017 is predominantly due to an equity loss of $751,000, which is based on the Company’s share of GoviEx’s net loss during the period. In addition, during 2017, the Company recorded a net dilution gain of $262,000, as a result of equity issuances completed by GoviEx as well as other shareholders’ exercise of GoviEx share warrants, which reduced the Company’s ownership position in GoviEx from 20.68% at December 31, 2016 to approximately 18.72% at December 31, 2017.

Results of discontinued operations

In November 2015, Denison completed the sale of its interest in the Gurvan Saihan Joint Venture (‘GSJV’) to Uranium Industry a.s. (‘Uranium Industry’), of the Czech Republic, as more particularly described in Denison’s press release dated December 1, 2015. In connection therewith, Denison received $1.25 million in initial payments during 2015, and the right to receive additional contingent consideration of (a) $10,000,000, payable within 60 days of the issuance of certain mining licenses (the ‘Mining License Receivable’), and (b) up to an additional $2,000,000 within 365 days following the attainment of certain production targets on the mining licenses (the ‘Production Threshold Consideration’).

In September 2016, the mining license certificates for all four projects were formally issued. As a result, in the third quarter of 2016, the Company recognized the $10,000,000 fair value of the Mining License Receivable and it also recognized a corresponding gain on sale, net of additional applicable transaction costs. The original due date for payment of the Mining License Receivable by Uranium Industry was in November 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (‘Extension Agreement’). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017, but the required payments were not made by Uranium Industry.

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. The Company intends to pursue all proceedings available to it to collect the Mining License Receivable amount, and on December 12, 2017, the Company filed a Request for Arbitration under the Arbitration Rules of the London Court of International Arbitration in relation to the default of Uranium Industry’s obligations under the GSJV Agreement and Extension Agreement. Uranium Industry submitted its response to Denison’s Request for Arbitration and a counterclaim on February 14, 2018. The parties are currently working to appoint a chair of the arbitration panel.

In light of the uncertainty regarding collectability, at December 21, 2016, Denison impaired the $10,000,000 Mining License Receivable to $nil. The Production Threshold Consideration is fair valued at $nil and will be re-measured at each subsequent reporting date.

Liquidity and capital resources

Cash and cash equivalents were $2,898,000 at December 31, 2017 and the company also held investments in Guaranteed Investment Certificates (‘GICs’) of $30,136,000, which are categorized as short term investments on the balance sheet.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at December 31, 2017, the Company’s cash and cash equivalents and GICs amount to approximately CAD$41.4 million.

In January, 2018, the Company’s CAD$24 million credit facility was amended and extended to January 31, 2019. The credit facility is fully utilized for non-financial letters of credit in relation to future decommissioning and reclamation plans.

Outlook for 2018

Denison’s plans for 2018 are a continuation of its strategy focused on the activities necessary to position it as the next uranium producer in Canada. Accordingly, the 2018 budget is heavily concentrated on evaluation and exploration activities designed to strategically advance the Company’s 63.3% owned flagship Wheeler River project.

(CAD ‘000)	2018 BUDGET
Canada (1)
Development & Operations	(5,230)
Mineral Property Exploration & Evaluation	(16,760)
(21,990)
Other (1)
UPC Management Services	1,230
DES Environmental Services	1,330
Corporate Administration & Other	(4,760)
(2,200)
Total(2)	$ (24,190)
Notes:
1.
Budget figures are expressed in Canadian dollars as the Company’s presentation currency changed to the Canadian dollar effective January 1, 2018.
2.
Only material operations shown.

Development & Operations

In 2018, Denison’s share of operating and capital expenditures at McClean Lake and Midwest are budgeted to be CAD$4.3 million. Operating expenditures at McClean include CAD$3,965,000 in respect of Denison’s share of the planned 2018 budget for the advancement of the SABRE mining method.

2018 operating expenditures are also expected to include CAD$751,000 for reclamation expenditures at Denison’s legacy Elliot Lake mine site.

Mineral Property Exploration & Evaluation

Including partner’s share of expenses, the projected 2018 exploration and evaluation work program is budgeted to be CAD$21.8 million, and is expected to include approximately 80,000 metres of drilling across six of Denison’s projects.

The budget will be mainly focused on the Company’s high priority projects, namely Wheeler River, Waterbury Lake and Hook-Carter. Consistent with past years, the majority of the exploration activity will occur during the winter and summer months, resulting in higher levels of expenditures in the first and third quarters of 2018. Evaluation activities are expected to continue at the Wheeler River project throughout the year.

Wheeler River

A CAD$13.1 million budget (100% basis) has been approved for the Wheeler River project. The budget includes exploration expenditures of CAD$9.5 million and evaluation expenditures of CAD$3.6 million.

Denison’s share of the budget is expected to be CAD$9.8 million, which represents 75% of joint venture expenses. (see Denison’s press release dated January 10, 2017).

The 2018 exploration program is expected to include approximately 45,000 metres of diamond drilling in 60 drill holes and will be results oriented with an initial focus on step-out drilling along strike of the Gryphon deposit and drill testing of high-priority and largely untested regional targets on the property. Refer Denison news release on January 17, 2018 for details on the 2018 exploration and evaluation pan.

Exploration Pipeline Properties

Work on pipeline properties will be focused on 3 main Denison-operated properties:

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Waterbury Lake Project

The Huskie Zone was discovered during the Company’s summer 2017 drilling program at Waterbury Lake. The 2018 exploration program is budgeted at CAD$3.5 million (100% Denison funded with KWULP continuing to dilute) and is designed with the potential to expand the Huskie zone mineralization through step-out drilling. A diamond drilling program of approximately 14,400 metres in 36 drill holes is planned for 2018 and is expected to be carried out during the winter and summer drilling seasons.

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Hook-Carter Project

The Hook-Carter property consists of 45 claims covering 20,522 hectares and is located in the western portion of the Athabasca Basin. A diamond drilling program is planned for the winter of 2018, consisting of approximately 10,000 metres in 17 drill holes, with a budget of CAD$2.2 million (100% Denison funded due to ALX’s carried interest).

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South Dufferin

The South Dufferin project is 100% Denison owned and located just off the southern margin of the Athabasca Basin of northern Saskatchewan. Priority drill targets have been developed across the property from recent ground geochemical and geophysical surveying. A diamond drilling program is planned for summer 2018 comprising approximately 2,200 metres of drilling in 16 holes with a total budget of approximately CAD$1.0 million.

UPC management services and DES

Net management fees expected for 2018 from the management services agreement with UPC are budgeted at CAD$1.2 million. A portion of the management fees earned from UPC are based on UPC’s net asset value, and thus the uranium spot price. Denison’s budget for 2018 assumes a uranium spot price of $20.00 per pound U3O8. Each $2 per pound U3O8 increase is expected to translate into approximately CAD$0.2 million in additional management fees to Denison.

Revenue from operations at DES during 2018 is budgeted to be CAD$9.6 million, and operating, overhead, and capital expenditures are budgeted to be CAD$8.3 million.

Corporate admin and Other Income

Corporate administration expenses are budgeted to be CAD$4.7 million in 2018 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Letter of credit and standby fees relating to the 2018 Credit Facility are expected to be approximately CAD$400,000, which is expected to be largely offset by interest income on the Company’s short-term investments.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership and other contractual interests in its properties and projects and the continuity of its agreements with its partners and other counterparties; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; and possible impacts of litigation and regulatory actions. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in this MD&A under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release are expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This news release may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.